Exhibit 5

Mr. Richard J. Lashley
2 Trinity Place
Warren, NJ 07059

Via Fax and Overnight Mail

March 6, 2009

Corporate Secretary
State Bancorp, Inc.
Two Jericho Plaza
Jericho, NY  11753

Re:           Shareholder Proposal Respecting Stock Ownership Guidelines

Dear Sir or Madam:

I am in receipt of your letter dated February 25, 2009, in which you represent that the Board of Directors of State Bancorp, Inc. (the “Company”) has adopted amendments to the Company’s stock ownership guidelines (the “Stock Ownership Guidelines”), which are described below.  Assuming the description of the amended Stock Ownership Guidelines set forth below is accurate, and subject to the Board not withdrawing or revoking the amended Stock Ownership Guidelines, I hereby withdraw the shareholder proposal that I submitted pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, respecting amendments to the Stock Ownership Guidelines, a copy of which is attached hereto as Exhibit A (the “Proposal”), and request that the Proposal not be included in the Company’s proxy materials for the 2009 Annual Meeting of Shareholders.

  Specifically, you have represented to me that the Board of Directors passed amendments to the Stock Ownership Guidelines at its meeting on February 24, 2009, to be effective May 1, 2009, to require that each Director beneficially own the lesser of $150,000 of the Company’s Common Stock, par value $5 per share (the “Common Stock”), or 20,000 shares of the Common Stock.  For purposes of the amended Stock Ownership Guidelines, the value of a Director’s Common Stock is calculated based upon the cost of direct purchases, plus the market value at the date of vesting for restricted stock, plus the exercise price paid to exercise stock options as long as such stock is retained after exercise.  Unexercised option grants and unvested restricted stock grants are excluded.  Under the amended Stock Ownership Guidelines, Directors must achieve the ownership level within four years of joining the Board of Directors, provided that Directors with three or more years of prior service as of February 24, 2009 must achieve the ownership level within two years.

If you have any further questions about the Proposal or this letter withdrawing the Proposal, please call me at (908) 604-6436.

Very truly yours,

/s/ Richard J. Lashley

Richard J. Lashley

cc:           Mr. John Palmer, PL Capital LLC
Mr. Phillip Goldberg, Foley & Lardner LLP

Exhibit A

RESOLVED:

We request that the directors implement stock ownership guidelines requiring that each director beneficially own at least 20,000 shares of State Bancorp, Inc. common stock (“Common Stock”) or such greater number of shares of Common Stock until the director has accumulated ownership of at least $150,000 worth of Common Stock (calculated based upon the cost of direct purchases, plus the market value at the date of vesting for restricted stock, plus the exercise price paid to exercise stock options as long as such stock is retained after exercise).  Unexercised option grants and unvested restricted stock grants are excluded.  Directors must achieve this ownership level within four years of joining the board of directors.  Directors with three or more years of prior service as of the date these stock ownership guidelines are adopted must achieve this ownership level within one year.

Shareholder Supporting Statement:

The Company has already come to recognize that stock ownership is one of the best ways to align the interests of directors with those of shareholders.  We are merely proposing an increase in the minimum amount of stock that must be owned by each director, to ensure that directors have a material personal investment and ownership stake in the company, and a reduction in the amount of time to comply with the ownership requirement, because we believe the current period for compliance is too long.

We believe that directors with a material personal investment and ownership stake are more effective and attentive to the interests of shareholders, and we believe the current ownership guidelines are not sufficient to align directors’ interests with those of shareholders because:

●
5,000 shares is not a sufficiently material personal financial commitment for directors who have stewardship over a company with $1.6 billion of assets, $112 million of stockholders’ equity and a market cap of $161 million at recent prices;

●	At recent prices a 5,000 share investment would cost approximately $55,000, an amount that is not sufficiently material in our view;

●
Directors have been and will continue to be given stock through stock option grants and restricted stock grants, so meeting the 5,000 share requirement in four years may not require a material out of pocket outlay of personal funds for individual directors;

●	Most directors are long term members of the board who should have already accumulated a significant ownership position, as several directors have already done; and

●
State Bancorp’s stock price has declined significantly over the past one (-20%), three (-34%) and five (-25%) year periods (as of November 18, 2008), and significant losses were incurred in recent years by the Company to settle material litigation and other matters.  While greater ownership by directors may not have changed these results or the decisions made by the board respecting these matters, we believe it would have better aligned directors’ interests with those of shareholders.

We urge you to vote FOR this resolution.